                                Water Chef, Inc.
                         1007 Glen Cove Avenue, Suite 1
                            Glen Head, New York 11022

                                  June 6, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0404
Attention: Craig Slivka

         RE:         WATER CHEF, INC.
                     FORM SB-2 REGISTRATION STATEMENT
                     FILE NO. 333- 122252

Dear Mr. Slivka:

            We  hereby  request  that the  effective  date for the  Registration
Statement  referred to above be accelerated so that such Registration  Statement will  become  effective  at  12:00  p.m.  EST  time on  June 7,  2005 or as soon thereafter as practicable.

            We  acknowledge  that  should the  Commission  or the staff,  acting pursuant  to  delegated  authority,  declare the filing  effective,  it does not foreclose the Commission from taking any action with respect to the filing;  the action of the Commission or the staff,  acting pursuant to delegated  authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility  for the adequacy and accuracy of the  disclosure  in the filing;
and the  Registrant  may not assert  this  action as  defense in any  proceeding initiated by the Commission or any person under the federal  securities  laws of the United States.

                                            Very truly yours,

                                            Water Chef, Inc.

                                            By: /s/ David A. Conway
                                               ---------------------------------
                                                David A. Conway
                                                Chief Executive Officer